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SEC
Mail Processing
Section
MAY 30 2018
Washington DC
406

SEC FILE NUMBER
8-43308

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 4/1/2017 (MM/DD/YY) AND ENDING 3/31/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FIRST RESEARCH FINANCE, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4315 BRIARGROVE LANE
(No. and Street)

DALLAS (City) TEXAS (State) 75287 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
FRANK C. DEALY (972) 886-0067
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

M. VAIL & ASSOCIATES, P.C.
(Name – *if individual, state last, first, middle name*)

1808 GATEWAY BLVD., STE. 212 (Address) RICHARDSON (City) TEXAS (State) 75080 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BW

OATH OR AFFIRMATION

I, FRANK C. DEALY, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FIRST RESEARCH FINANCE, INC., as of MARCH 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature 5/25/2018

VICE PRESIDENT

Title

PARTHIV PATEL
Notary Public, State of Texas
Comm. Expires 08-09-2020
Notary ID 125016043

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FIRST RESEARCH FINANCE INC.

FINANCIAL STATEMENTS, SUPPLEMENTAL INFORMATION, and INDEPENDENT AUDITOR'S REPORT

FOR THE YEAR ENDED MARCH 31, 2018

First Research Finance Inc.

TABLE OF CONTENTS

M.Vail & Associates, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
AUDIT, TAX AND ADVISORY SERVICES

Michael G. Vail, CPA
Charles T. Gregg, CPA
Don E. Graves, CPA
Dinesh J. Pai, CISA

Members:
American Institute of CPAs
Texas Society of CPAs

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
of First Research Finance, Inc.

We have audited the accompanying statement of financial condition of First Research Finance, Inc. (the "Company"), as of March 31, 2018, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of March 31, 2018, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental information, including Schedule of Computation of Net Capital for Brokers and Dealers under SEC Rule 15c3-1, Schedule of Reconciliation of Net Capital Per FOCUS Report with Audit Report, Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3, and Computation for Determination of the Reserve Requirements Under SEC Rule 15c3-3, has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

M. Vail & Associates, P.C.

Richardson, Texas
May 25, 2018

1801 Gateway Blvd., Ste. 212, Richardson, TX 75080
Main: 214-660-2000 | Office: 972-234-3333 | Fax: 972-234-3331
www.vailcpas.com

First Research Finance Inc.
Statement of Financial Condition
March 31, 2018

ASSETS

Current Assets		
Cash and cash equivalents	**$**	**125,651**
Deposit with clearing organization, restricted		**11,417**
Commissions receivable, net		**42**
Total current assets	**$**	**137,110**

LIABILITIES AND SHAREHOLDERS'

Current Liabilities		
Commissions payable	**$**	**98,114**
Accounts payable		**560**
Accrued expense		**2,379**
Total current liabilities		**101,054**
Shareholders' Equity		
Common stock Par $.01		**1**
Retained earnings		**36,055**
Total Stockholders' Equity		**36,056**
Total Liabilities and Stockholders' Equity	**$**	**137,110**

The accompanying notes are an integral part of these financial statements.

First Research Finance Inc.

Statement of Operations

For The Year Ended March 31, 2018

Revenue		
12b-1 fees	$ 40,185	
Mutual funds	2,309	
Dealer Fees	19,115	
Commissions income	38,757	
Miscellaneous Fees	2,794	
Dividend & Interest	4,820	
Total Revenue		$ 107,980
Expenses		
Employee compensation	60,725	
Clearing expense	17,529	
Regulatory fees	6,226	
Professional fees	11,300	
Bonding expense	472	
Occupancy expenses	10,117	
Miscellaneous	4,568	
Total Expenses		$ 110,937
Net Loss		$ <2,957>

The accompanying notes are an integral part of these financial statements.

First Research Finance Inc.

Statement of Changes in Shareholders' Equity

For The Year Ended March 31, 2018

Common Stock	
Beginning and end of year	**$ 1**
Retained Earnings:	
Beginning of year	**$39,012**
Net Income / loss	**$<2,957>**
End of Year	**$36,055**
Total Shareholders' Equity	**$36,056**

The accompanying notes are an integral part of these financial statements.

First Research Finance Inc.

Statement of Cash Flows
For The Year Ended March 31, 2018

Cash Flows from Operating Activities		
Net Income Loss		$ <2,957>
Adjustments to reconcile net loss to net cash provided by operating activities:		
Change in operating assets and liabilities:		
Decrease commissions receivable	$ 90	
Increase in deposit with clearing organization	< 13>	
Decrease in other assets	2,456	
Decrease in accounts payable	< 561>	
Increase in accrued expenses	600	
Increase in commissions payable	27,986	
Net cash provided by operating activities		
Net Increase in Cash		27,601
Cash and cash equivalents at beginning of year		98,050
Cash and cash equivalents at end of year		$ 125,651

The accompanying notes are an integral part of these financial statements.

First Research Finance Inc.

Statement of Cash Flows

(Continued)

For The Year Ended March 31, 2018

Supplemental Disclosures of Cash Flow Information:

Cash Paid During the Year for		
Interest	**$**	**0**
Taxes		**0**
Total	**$**	**0**

The accompanying notes are an integral part of these financial statements.

First Research Finance Inc.

Notes to Financial Statements
For The Year Ended March 31, 2018

Note 1: Description of Business

First Research Finance Inc. (the "Company") was incorporated in 1991 in Texas. The Company is a registered member of the Financial Industry Regulatory Authority ("FINRA") as a broker/dealer, and with the Securities and Exchange Commission ("SEC") under the Federal Securities Exchange Act of 1934 ("Act").

The Company acts as a dealer/ investment advisor for certain offerings and does not maintain discretionary accounts for its customers. All customer transactions are cleared through a third party clearing firm, Hilltop Securities, Inc. ("HTS"), on a fully disclosed basis. Accordingly, the Company is exempt from Rule 15c3-3 of the Act under Section (k) (2) (ii) of this rule. Based on the agreement between HTS and the Company, the Company pays a clearing fee to HTS for handling all trades for the Company.

Note 2: Summary of Significant Accounting Policies

Basis of accounting

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United Statement of America (GAAP) which is required by the SEC and FINRA .

Use of estimates

The presentation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

First Research Finance Inc.

Notes to Financial Statements
For The Year Ended March 31, 2018

Cash and cash equivalents

Cash and cash equivalents include investments with maturities at the time of acquisition of three months or less. The Company has not designated any other assets as cash equivalents in determining the net change in cash in the statements of cash flows.

Restricted cash

As of March 31, 2018, cash of $11,417 was pledged as collateral to secure deposit requirement at HTS.

Credit risk

The Company maintains deposits at a financial institution which may at times exceed amounts covered by insurance provided by the U.S. Federal Deposit Insurance Corporation ("FDIC"). The Company has not experienced any losses related to amounts in excess of FDIC limits.

Commissions receivable

Receivables consist primarily of commissions earned during the year but not received as of year-end. Commissions are earned through a reputable investment fund company. Receivables are recorded only when substantial evidential matter is obtained as to the validity of the receivable. As collection of receivables has historically been cons i stent and timely, management determined collectability is reasonably assured; as such, the Company does not record an allowance for doubtful accounts or maintain a policy for determining reserves for past due or delinquent receivables.

Note 2: Summary of Significant Accounting Policies (Continued)

Revenue and cost recognition

Investment transactions are recorded on a trade-date basis. Commissions and related brokerage and clearance fees, dividends and interest are recorded in the period in which they were earned or incurred. Unrealized and realized gains and losses are calculated based on the difference between the fair market value of investments at the beginning of the year (or the purchase price if purchased during the year) and the fair market value of investments at t h e end of the year (or sales price if sold during the year). Selling, general and administrative costs are charged to expense as incurred.

Note 3: Fair Value Measurement

The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarch y gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level I) and the lowest priority to unobservable input (Level 3). The three levels of the fair value hierarchy under FASB ASC 820 are described as follows.

Level I Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that t h e Company has the ability to access,

Level 2 Inputs to the valuation methodology include:

- Quoted prices for identical assets or liabilities in inactive markets;
- Inputs other than quoted prices that are observable for the asset or Liability;
- Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be Observable for substantially the full term of the asset or liability.

Level 3 Measurement

Inputs to the valuation methodology are unobservable and significant to the fair value

The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.
In establishing a fair value hierarchy for the Company's investments in accordance with ASC 820, the following value methodologies were used for fair value measurement:

The carrying value of cash and cash equivalents, receivables, and accounts payable approximate fair value due to the short maturity of these instruments.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. The Company believes its valuation methods are appropriate and consistent with other market participants; even so, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

As the investments are valued at quoted market prices, the Company considers them to be Level inputs under the guidance of ASC 820.

<u>During the year ended March 31, 2018, the company did not hold any investments other than FDIC insured money market accounts.</u>

Notes to Financial Statements
For The Year Ended March 31, 2018

Note 4: Related Party Transactions

Office space is leased from stockholder. Rent equals the property taxes. Payments during the year ended March 31, 2018 were $10,117.

Monthly accounting services are provided by an officer. Payment for the services for the year ended March 31, 2018 was $6,500.

Note 5: Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital , both as defined, shall not exceed certain limits. As of March 31, 2018, the Company was in compliance with both their minimum net capital and ratio of aggregate indebtedness requirements.

Note 6: Income Taxes

The Company, with the consent of its shareholders, has elected under the Internal Revenue Service Code to be a C Corporation.

The Company is subject to th e Texas franchise tax; however, total revenue for the year ended March 31, 2018 was less than the taxable threshold. Therefore, there was no franchise tax for the year ended March 31, 2018.

Note 7: Subordinated Liabilities

There were no liabilities which were subordinated to the claims of general creditors at March 31, 2018.

Note 8: Subsequent Events

Management has evaluated subsequent events through May 18, 2018, the date the financial statements were available to be issued. There were no events noted that came to the attention of management that would require adjustments to or disclosure in the financial statements.

First Research Finance, Inc.
Schedule I– Supplemental Schedules Required by Rule 17A-5
Of The **Securities and Exchange Commission**
As Of March 31, 2018

Computation of Net Capital:				
Total stockholders' equity	**$**	**36,056**		
Add: subordinated liabilities		**0**		
Total capital and allowable subordinated liabilities			**$**	**36,056**
Deductions and/or charges:				
Non-allowable assets				$16
Net capital before haircuts on securities positions			**$**	**36,040**
Haircut on securities				**(0)**
Net Capital			**$**	**36,040**

Computation of Basic Net Capital Requirement

Minimum net capital required - 6.67% of aggregate indebtedness	**$**	**6,737**
Minimum dollar net capital requirement of reporting broker or dealer	**$**	**5,000**
Excess net capital	**$**	**29,303**
Net capital less the greater of 10% of aggregate indebtedness or 120% of minimum net capital requirement	**$**	**25,935**

First Research Finance, Inc.

Schedule I- Computation of Net Capital Under Rule 15c3-1 of
The Securities and Exchange Commission (Continued)
As Of March 31, 2018

Computation of Aggregate Indebtedness

Total liabilities	$	101,054
Less: exclusions		0
Aggregated Indebtedness	$	101, 054
Percentage of aggregate indebtedness to net capital		280 39%

Reconciliation with Company's Allowable Net Capital

Net allowable capital, as reported in Company's unaudited Focus Report	$	36,040
Audit adjustments		0
Adjusted net allowable capital, per audited financial statements	$	36,040

There is no material difference in the above computation and the Company's net capital, as reported in Company's Part IIA (unaudited) FOCUS report as of March 31, 2018.

First Research Finance, Inc.
Schedules II and III
March 31, 2018

Schedule II - Computation For Determination of Reserve Requirements
Under Rule 15c3-3 Of The Securities and Exchange Commission

The Company has claimed an exemption from Rule 15c3-3 under section (k)(2)(ii) in which all customer transactions are cleared through a clearing firm on a fully disclosed basis. Transactions are cleared through Hilltop Securities, Inc.

Schedule III- Information Relating to The Possession or Control Requirements
Under Rule 15c3-3 Of The Securities and Exchange Commission

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 pursuant to paragraph (k) (2) (ii) of the Rule.

M.Vail & Associates,P.C.
CERTIFIED PUBLIC ACCOUNTANTS
AUDIT, TAX AND ADVISORY SERVICES

Michael G. Vail, CPA
Charles T. Gregg, CPA
Don E. Graves, CPA
Dinesh J. Pai, CISA

Members:
American Institute of CPAs
Texas Society of CPAs

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
of First Research Finance, Inc.

We have reviewed management's statements, included in the accompanying First Research Finance, Inc. (the "Company") Exemption Report, in which (1) the Company identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. the Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

M. Vail & Associates, P.C.

Richardson, Texas
May 25, 2018

1801 Gateway Blvd., Ste. 212, Richardson, TX 75080
Main: 214-660-2000 | Office: 972-234-3333 | Fax: 972-234-3331
www.vailcpas.com

First Research Finance Inc.
Exemption Report
Year Ended March 31, 2018

First Research Finance, Inc. (the Company) is a registered broker-dealer subject to Rule l7a - 5 promulgated by the Securities and Exchange Commission (17 C.F.R. 240.17a-5, "Reports to be made by certain brokers and dealers"). This exemption Report was prepared as required by 17 C.F.R. *240.1 7a-5(d) (l) and (4). To the best of its knowledge and belief the Company states the following:

1. The Company claimed an exemption from 17 C.F.R. §240.15c3-3 Under the following provisions of 17 C.F.R. §240.15c3-3 (k) (2) (ii).

2. The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3 (k) (2) (ii) throughout the period April 1, 2017 to March 31, 2018 without exception.

First Research Finance, Inc.

Frank C. Dealy, swear (or affirm) that to my best knowledge and belief this Exemption Report is true and correct.

By:

Frank C. Dealy
Vice President

May 11, 2018

M.Vail & Associates, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
AUDIT, TAX AND ADVISORY SERVICES

Michael G. Vail, CPA
Charles T. Gregg, CPA
Don E. Graves, CPA
Dinesh J. Pai, CISA

Members:
American Institute of CPAs
Texas Society of CPAs

May 25, 2018

Mr. Alan Lawrence,

PCAOB Rule 3526, *Communication with Audit Committees Concerning Independence*, requires that we disclose to you in writing, at least annually, all relationships between our firm and any affiliates and your company and its related entities or persons in financial reporting oversight roles at your company that may reasonably be thought to bear on independence.

The following is a description of such relationships as of May 25, 2018, of which we are aware that are relevant to our audit of the Company's financial statements for the year ending March 31, 2018.

We are not aware of any such relationships

We confirm that we are independent of the Company in compliance with Rule 3520 and within the meaning of the federal securities laws administered by the Securities and Exchange Commission.

As further required by PCAOB Rule 3526, we affirm to the audit committee that we are in compliance with Rule 3520.

This letter is intended solely for use by you and other members of the management in your consideration of our independence as auditors, and should not be used for any other purpose.

Very truly yours,

M. Vail & Associates, P.C.

1801 Gateway Blvd., Ste. 212, Richardson, TX 75080
Main: 214-660-2000 | Office: 972-234-3333 | Fax: 972-234-3331
www.vailcpas.com